Exhibit 99.5

SCHEDULE IV

All transactions disclosed in this Schedule IV were effected by Goldman Sachs & Co. LLC in the ordinary course of business as part of basket transactions that included the Class A Common Stock. The transactions were for cash and effected in the open market on the NYSE.

Trade Date	Buy (B)/ Sell (S)	Quantity	Price
01/21/2025	S	4	$8.87